December 14, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D. C. 20549

Attn: Heather Clark

Jean Yu

RE:	LSC Communications, Inc.
Form 10-K for the Year Ended December 31, 2019
Filed March 2, 2020
Form 10-Q for the Quarter Ended September 30, 2020
Filed October 29, 2020
File No. 001-37729

Dear Ms. Clark and Ms. Yu:

This letter responds to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter dated December 1, 2020 (the “Comment Letter”) relating to the Annual Report on Form 10-K for the Year Ended December 31, 2019 of LSC Communications, Inc. (the “Company”), and to the Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2020. For the Staff’s convenience, we have included the Staff’s original comment prior to each of our responses.

On December 4, 2020, the Company completed a sale of its assets and certain of its liabilities to a new company owned by Atlas Holdings. The Company has filed a plan of liquidation with the Bankruptcy Court and it is expected that the liquidation plan will be approved and will become effective in February 2021. The Company plans to file a Form 15 to suspend its reporting obligations under the Exchange Act shortly thereafter.

Form 10-K for the Year Ended December 31, 2019

Financial Statements

Notes to Consolidated Financial Statements

Note 2, Significant Accounting Policies

Revenue Recognition, page F-10

1. We note the arrangements in which products may be stored by the company for future delivery and that you recognize revenue when production of the product is completed. We further note with certain customer contracts and in limited situations you are permitted to complete or produce a pre-defined amount of custom products to be held in inventory until your customer requests shipment. We refer to the last two paragraphs on page F-10. In this regard, please explain to us in greater detail the nature of these arrangements and your

LSC COMMUNICATIONS

lsccom.com | 773.272.9201 | 4102 Winfield Drive, Warrenville IL 60555

Office of Manufacturing Division of Corporation Finance US Securities and Exchange Commission December 14, 2020 Page 2

consideration of the guidance in ASC 606-10-25-30 in concluding that a customer has obtained control of these bill-and-hold arrangements. Additionally, in your assessment of transfer of control, tell us how each of the criteria under ASC 606-10-55-83 has been met. Your response should include any significant judgments made by management, in evaluating when a customer obtains control of promised goods.

Company’s Response:

In the Company’s Form 10-K for the year ended December 31, 2019, we disclosed our revenue recognition policies. The information below explains the revenue arrangements in more detail and our consideration of the guidance in ASC 606-10-25-30 and ASC 606-10-55-83. The Company has three categories of arrangements that are affected by the revenue policies noted in the Comment Letter, all of which relate to fully-customized products, and which are described below.

“Partial Print” revenue arrangements are requested by certain customers in the Magazines, Catalogs and Logistics and the Book segments. Customers use this arrangement for titles which require the same page content for multiple publications. The Company completes a performance obligation when the production of the common content has been completed. At a later date the customer will initiate additional performance obligations for binding the common content with the other magazine or book specific content. Customers enter into partial print arrangements to benefit from lower charges driven by fewer print runs. This arrangement also provides scheduling flexibility to customers since the common pages are already available in stock without scheduling a separate print run.

“Print Ahead” revenue arrangements are requested by certain customers who utilize the Company’s Book platform printing plants. The customer provides the Company a purchase order at the beginning of the year for each title with the total number of copies and estimated shipment dates, if available. Print ahead arrangements are beneficial to customers because they receive lower prices in return for enabling production during off-peak periods. Production during off-peak periods also ensures that copies of these books are available during peak periods, when limited capacity can result in production delays. In return for the schedule flexibility this program provides the Company, the arrangements include free storage, and longer payment terms. The Company’s Print Ahead programs always contractually require that all copies are shipped at the customer’s direction and invoiced prior to the end of the calendar year.

“Safety Stock” programs specifically relate to customized private label products for two customers produced by the Company’s Office Products segment. Under these arrangements, customers specify that the Company is contractually required to produce and hold in inventory a pre-defined amount of customized products known as safety stock. The purpose of the arrangement is to produce enough inventory to satisfy a customer’s forecast of anticipated demand of customized private label product which is in high demand. Safety stock arrangements lower the risk of back orders of customers’ high demand product.

Office of Manufacturing Division of Corporation Finance US Securities and Exchange Commission December 14, 2020 Page 3

The guidance in ASC 606-10-25-30 and ASC 606-10-55-83 was considered as follows for all three revenue streams:

•

ASC 606-10-25-30 (a) Right to Payment: For Partial Print, the Company has the right to invoice and collect at the completion of production. For Print Ahead and Safety Stock, although the Company does not have a right to invoice the customer at completion of production, the Company has a right to payment if the agreement is terminated at the time of completion. Additionally, for Safety Stock, the customer contract specifically stipulates that the Company is entitled to payment at the contract prices (includes margin) for the Safety Stock even if the customer terminates a purchase order.

•

ASC 606-10-25-30 (b) Legal Title to Asset: Title passes at the earlier of when finished goods (as defined by the purchase order received from the customer) are delivered into storage at company facility or to a carrier to be delivered to the customer. For all three revenue streams, customers can request delivery and use the produced goods as needed once production of the customized product as instructed by the purchase order is complete.

•

ASC 606-10-25-30 (c) Transferred Physical Possession: Although the finished goods will not be in physical possession by the customer after the production, the Company segregates all of these completed finished goods from other inventory upon completion of production. The use of these fully customized products is controlled and directed only by the intended customer. In accordance with ASC 606-10-25-25 Satisfaction of Performance Obligations, the customer has control once the product is printed because they can direct the use and obtain the benefits. Additionally, we considered the criteria in ASC 606-10-55-83:

•

ASC 606-10-55-83 (a) Substantive Reason: For all three revenue streams, the customer has requested the arrangement and derives substantive benefits from its terms. In each case, the applicable contract indicates the terms of production, storage throughout the length of the contract and delivery.

•

ASC 606-10-55-83 (b) Separate Identification: The product for each customer in these revenue streams is customized and includes content that is produced under copyrights or trademarks owned by the customer. Throughout the production and storage process, all product is identified to a specific customer.

•

ASC 606-10-55-83 (c) Ready for Physical Transfer: Once the customized product is completed it is ready for physical shipment. In many cases, orders for these products request part of the order to be delivered shortly after production.

•

ASC 606-10-55-83 (d) Cannot Be Used by Other Customer: As previously noted, the products are customized products that cannot be used by another customer. The Company does not have the ability to use the product or to direct it to another customer.

•

ASC 606-10-25-30 (d) Significant Risks and Rewards: Customers have obtained the significant risks and rewards of ownership of products under this arrangement, (e.g. a change in market price of printed books or produced inventory, changes in market demand or availability for content printed in a catalog). Since the product is customized for each customer, the customer has obtained the ability to direct the use of, and obtain substantially all of the remaining benefits from, the product. The Company or other customers cannot obtain benefits of the produced goods.

•

ASC 606-10-25-30 (e) Asset Acceptance: The fact that the Company has the right of payment, as noted above in the response to ASC 606-10-25-30 (a) is an indicator of customer acceptance for the three revenue arrangements. In addition, the Company considered the guidance in ASC-606-10-55-85 to 88 in evaluating whether customer acceptance has occurred. As described in ASC 606-10-55-86, the goods produced under these arrangements have been transferred to the customer in accordance with the agreed-upon specifications in the contract. Additionally, customers receive sample copies upon completion of production and as such customer acceptance of the printed products is not a risk.

Office of Manufacturing Division of Corporation Finance US Securities and Exchange Commission December 14, 2020 Page 4

As described above, the Company has determined that revenue under these arrangements meets the criteria in paragraphs (a) through (e) in ASC 606-10-25-30 as well as the guidance in paragraphs (a) through (d) of ASC 606-10-55-83 when production of the customized product is complete. Once the product is complete, the Company fulfills all material performance obligations of the contract, and transfer of control over the customized product passes to the customer. At this point, the Company recognizes revenue.

Form 10-Q for the Quarter Ended September 30, 2020

Financial Statements

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 8, Restructuring, Impairment and Other Charges

Goodwill, page 31

2. Given the significant decline of your market capitalization and stock price, please tell us the factors utilized to determine whether an impairment was not required. Specifically address the qualitative factors outlined in ASC 350-20-35-3C and include in your response why further impairment testing was not necessary given your continued net losses, negative cash flows and the substantial doubt about your ability as a going concern.

Company’s Response:

In the most recent quarterly impairment review, as of September 30, 2020, the Company performed a qualitative assessment of each of the reporting units with goodwill balances and concluded it was more likely than not that the reporting units’ fair value was greater than their fair value. As of September 30, 2020, only two of the Company’s reporting units had goodwill balances. The Office Products segment also represents a reporting unit and had a goodwill balance of $31 million. The Magazines, Catalogs and Logistics segment is comprised of two reporting units: 1) magazines and catalogs, and 2) logistics. Only the logistics reporting unit had a goodwill balance as of September 30, 2020 of $21 million.

As of June 30, 2020, the Company performed a quantitative goodwill impairment test of the two reporting units, Office Products and logistics, and concluded their estimated fair values exceeded their respective carrying values by $18 million (8%) and $21 million (44%), respectively. This review is described in Note 8 to the Financial Statements included in the Company’s Form 10-Q for the Quarter Ended June 30, 2020.

As of September 30, 2020, the Company considered the qualitative factors outlined in ASC 350-20-35-3C for each of the two reporting units and noted the following:

Office of Manufacturing Division of Corporation Finance US Securities and Exchange Commission December 14, 2020 Page 5

•

The Company evaluated the assumptions used to perform the quantitative assessments as of June 30, 2020 and determined that there were no significant changes or declines in the assumptions used to perform the quantitative assessments as of June 30, 2020;

•	There would be no needed changes to the inputs, methodology or assumptions used to perform the test as of September 30, 2020 versus June 30, 2020;

•

There were no significant changes to the following qualitative factors during the third quarter: macroeconomic conditions, the overall environment (legal, regulatory and business) and within the reporting units themselves (no new unanticipated competition or loss of key personnel);

•	There was no further decline in the Company’s stock price during the third quarter; and

•	No further economic decline was identified in the reporting units compared to the second quarter.

Based on the factors noted above, we concluded that as of September 30, 2020, it was more likely than not that the fair values of the Office Products and logistics reporting units exceeded their carrying values. As a result, a quantitative impairment assessment was not performed for the two reporting units as of September 30, 2020.

***

If any of our responses require further explanation, please do not hesitate to contact me at 312.543.1262 or sue.bettman@lsccom.com.

Sincerely,

/s/ Suzanne S. Bettman
General Counsel
LSC Communications, Inc.

cc:

Sarah L. Hoxie, Controller, LSC Communications LLC1

Robert W. Downes, Sullivan & Cromwell LLP

[1]

On December 4, 2020, the Company completed a sale of its assets and certain of its liabilities to a new company owned by Atlas Holdings (“NewCo”). As a result, Suzanne S. Bettman is the sole officer of the Company and therefore is responding to the Comment Letter with the help of NewCo employees, consultants and accountants who provide services to the Company pursuant to a Transition Services Agreement. Andrew B. Coxhead, to whom the Comment Letter was addressed, is currently a consultant to NewCo.